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Coffey Mining Pty Ltd

FILED BY SEDAR

May 7, 2009

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Registrar of Securities, Northwest Territories

Registrar of Securities, Yukon Territory

Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

RE:

Keegan Resources Inc. – Consent of Qualified Person

I, Brian R. Wolfe, MAusIMM of Coffey Mining Pty Ltd. do hereby consent to the public filing of the technical report “Esaase Gold Deposit Resource Estimation”, dated April 24, 2009 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the press release dated February 27, 2009 (the “Press Release”) and the annual information form for the year ended March 31, 2008 (“AIF”), both as filed by Keegan Resources Inc.

I also confirm that I have read the Press Release and the AIF, and that the Press Release and AIF fairly and accurately represent the information in the Technical Report that supports the disclosure.

Sincerely,

/s/ Brian Wolfe

Brian R. Wolfe
Specialist Consultant Resources